1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 10, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC May 2015 Revenue Report

Hsinchu, Taiwan, R.O.C. – June 10, 2015 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for May 2015: On a consolidated basis, revenues for May 2015 were approximately NT$70.16 billion, a decrease of 6.9 percent from April 2015 and an increase of 15.4 percent over May 2014. Revenues for January through May 2015 totaled NT$367.52 billion, an increase of 35.7 percent compared to the same period in 2014.

TSMC May Revenue Report (Consolidated):

(Unit: NT$ million)
Period	May 2015	April 2015	M-o-M Increase (Decrease) %	May 2014	Y-o-Y Increase (Decrease) %	January to May 2015	January to May 2014	Y-o-Y Increase (Decrease) %
Net Revenues	70,155	75,330	(6.9)	60,789	15.4	367,518	270,892	35.7

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May 2015.

1. Sales volume (in NT$ thousands)

Period	Items	2015	2014
May	Net sales	70,154,763	60,789,137
Jan.-May	Net sales	367,518,417	270,891,700

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	47,256,748	4,908,489

*	The borrower is TSMC Solar.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	280,960,875	48,875,378

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	84,043,911	—
	Mark to Market Profit/Loss	(419,689)	—
	Unrealized Profit/Loss	(339,816)	262,571
Expired Contracts	Notional Amount	214,126,356	62,155,950
	Realized Profit/Loss	1,619,402	(541,703)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	4,205,721	—
	Mark to Market Profit/Loss	3,741	—
	Unrealized Profit/Loss	(11,011)	—
Expired Contracts	Notional Amount	29,853,181	—
	Realized Profit/Loss	105,983	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	2,066,392	2,920,062
	Mark to Market Profit/Loss	(52,632)	15,321
	Unrealized Profit/Loss	(63,968)	(6,571)
Expired Contracts	Notional Amount	6,046,830	13,354,757
	Realized Profit/Loss	8,641	584
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	40,967,873	—
	Mark to Market Profit/Loss	(13,584,159)	—
	Unrealized Profit/Loss	2,372,387	—
Expired Contracts	Notional Amount	11,780,207	—
	Realized Profit/Loss	(3,699,696)	—
Equity price linked product (Y/N)		Y	—